Filed by Cendant Corporation
                                                    Commission File No. 1-10308
                          Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Galileo International, Inc.
                                                    Commission File No. 1-13153

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


 CENDANT TO ACQUIRE GALILEO FOR APPROXIMATELY $2.9 BILLION IN STOCK AND CASH

            Acquisition Expected to Add $0.10 to $0.14 Cents to
                     Cendant's 2002 Earnings Per Share

       Combination Extends Cendant's Global Platform To Include Full
                     Range of Services in Travel Sector


New York, NY and Rosemont, IL, June 18, 2001--Cendant Corporation (NYSE:
CD) and Galileo International, Inc. (NYSE: GLC) today announced that they have signed a definitive agreement for Cendant to acquire all of the outstanding common stock of Galileo at an expected value of $33 per share, or approximately $2.9 billion. Cendant will also assume approximately $600 million of Galileo net debt. For the year ended December 2000, Galileo reported revenues of $1.64 billion and EBITDA of approximately $570 million. The transaction will combine Galileo, one of the leading providers of electronic global distribution services (GDS) for the travel industry, with Cendant, a diversified global provider of business and consumer services, with a significant presence in the travel sector. The transaction, which is expected to close in the fall of 2001, is subject to customary regulatory approvals and the approval of Galileo's stockholders.

United Air Lines, Inc. (UAL), the largest stockholder of Galileo with approximately 18% of the outstanding shares, has entered into an agreement with Cendant to support the transaction and has provided Cendant with a proxy to vote the Galileo shares owned by UAL in favor of the transaction.

Under the terms of the agreement, Galileo stockholders will receive a combination of Cendant common stock and cash with an expected value of $33 per Galileo share. Galileo stockholders will receive 80.5 percent or more of the purchase price through a tax-free exchange of Cendant common stock with a market value of $26.565 per Galileo share, subject to a collar. The number of shares will fluctuate within a collar of $17 to $20 per Cendant share from 1.563 Cendant shares per Galileo share if the average price of Cendant shares is $17 per share during the measurement period to 1.328 Cendant shares per Galileo share if the average price per Cendant share is $20 during the measurement period. Therefore, the total number of Cendant shares to be issued will be between 116 million and 137 million shares. If the average price per share of Cendant stock during the measurement period is below or above the collar, the value of the transaction will be greater or less than $33 per Galileo share since the exchange ratios, as noted above, are fixed for stock consideration outside the collar. For purposes of determining the exchange ratio, the exchange ratio will be based on the average Cendant stock price for the period of 20 trading days preceding the third trading day prior to the Galileo stockholder meeting to approve this transaction (measurement period). Under certain circumstances, if the closing of the transaction has not been consummated within 30 days of the Galileo stockholders meeting a 20-day measurement period closer to the actual closing will be used.

The remainder of the purchase price, up to $6.435 per Galileo share or approximately $562 million in the aggregate, will be paid in cash. The cash portion of the consideration is limited to 19.5 percent of the value of the total consideration on the closing date to be paid to Galileo stockholders. The effect of the 19.5 percent limitation is that the cash portion of the consideration will be reduced if it ever exceeds 19.5 percent of the value of the total consideration on the closing date to be paid to Galileo stockholders. This limitation is intended to preserve the tax-free nature of the stock portion of the consideration being paid to Galileo stockholders.

If the average Cendant stock price per share is at or below $14 over a 20-day trading period preceding the third trading day prior to the Galileo stockholder meeting to approve this transaction, Galileo will have a right to terminate the transaction. Under certain circumstances, if the closing of the transaction has not been consummated within 30 days of the Galileo stockholders meeting a 20-day measurement period closer to the actual closing will be used.

Cendant expects that the acquisition of Galileo will be immediately accretive to Cendant's earnings and cash flow. The Company expects Galileo to add between $0.10 and $0.14 cents to Cendant's 2002 earnings per share, depending upon the number of shares issued, the closing date of the acquisition and the timing of achieving certain synergies. Included in the projected accretion is about $70 million to $80 million of merger synergies in 2002, primarily from the utilization of Galileo's GDS by Cendant's travel agency and its travel portal affiliate, the reduction of certain information technology spending, and the reduction of general and administrative expenses. The synergies are anticipated to grow to over $100 million in 2003. The transaction is expected to increase Cendant's free cash flow by about $350 million to $400 million in 2002.

The acquisition is also expected to significantly enhance Cendant's growth prospects in the rapidly expanding global market for travel services, for several reasons:
o Cendant, a leader in road-based travel, will now be able to generate transaction fees from air travel, the largest component of travel spending;
o Galileo will diversify Cendant's travel revenue base geographically with no foreign currency risk, as over 60% of Galileo's revenues come from faster-growing international markets but are paid in U.S. dollars;
o Cendant's worldwide customer base will expand significantly, giving Cendant greater opportunity to market its Preferred Alliance services to Galileo-connected travel agencies in 43,000 locations around the world. Cendant's Preferred Alliance business has built relationships with more than 100 world-class companies that provide its customers with exceptional prices on high quality products and services such as long distance phone service, insurance, computers, furniture and other office products;
o Cendant's existing membership travel businesses will utilize Galileo's GDS service and Cendant's extensive network of travel Web sites will also use Galileo's GDS service to book non Cendant-branded services such as airline tickets;
o Galileo's TRIP.com with its technological capabilities will enhance the capabilities of Cendant's comprehensive travel portal affiliate, reducing its cost of operation and allowing it to capitalize on the growth in online travel bookings.

Henry R. Silverman, Cendant's Chairman, President and Chief Executive Officer, said, "This combination will create attractive new growth opportunities for stockholders of both companies because it substantially broadens the range of our service offerings and our geographic reach. The global travel industry is benefiting from favorable demographic trends in the U.S. and strong international growth. Galileo's fee-for-services business model, customer relationships and customer base are highly complementary to Cendant's. Galileo's major presence in air travel bookings and substantial international reach are an excellent strategic fit with Cendant and will facilitate our ability to capitalize on future growth opportunities within the travel industry."

Galileo's Chairman, President and Chief Executive Officer, James E. Barlett, said, "Galileo's experience in managing a vast global network and providing innovative technology solutions is an ideal strategic fit with Cendant's core competencies of providing business and consumer services. The two companies together will be able to provide large corporations, small businesses, travel agencies and individual consumers around the world with the broadest possible range of travel services. Galileo's extensive international infrastructure will also enable Cendant to more easily take advantage of attractive diversification opportunities in global travel markets."

Cendant's Chief Strategic Officer, Samuel L. Katz, said, "Galileo's technology expertise and Internet capabilities will accelerate Cendant's ability to take advantage of the growth in online travel bookings. Cendant's initiative to develop a comprehensive travel portal will now be combined with Galileo's TRIP.com, providing us with superior technology, a world-class URL and lower cost of operations. Substantially enhanced distribution of Cendant's travel brands in the online space is an example of the virtuous circle this transaction creates for our travel businesses. Within this virtuous circle, we expect to build on Cendant's core competencies to strengthen the businesses of our distribution customers while creating additional value for our supplier partners."

To maintain the highest service levels to Galileo's customers and suppliers, the Companies have agreed to work together during the period prior to closing to assure a seamless integration of Galileo into Cendant after closing. Therefore, Cendant does not anticipate changes in Galileo's operational management or a reduction in the employee base that would impact service to customers.

Following the closing of the transaction, Galileo's CEO, James E. Barlett, has decided to pursue other opportunities outside of Cendant.

Mr. Silverman said, "We are going to bring in a new CEO, similar to when we brought Bob Pittman into Century 21 to change the paradigm of that company, who together with a number of current Cendant managers will augment Galileo's operational management team. We have a long history of revitalizing companies, and we're confident we can do it again."

The merger agreement requires, among other things, that Galileo suspend payment of its regular quarterly cash dividend and terminate its $250 million stock repurchase program. Galileo declared and paid a dividend of $0.09 per share to its stockholders during each of the first and second quarters of 2001. As of May 31, 2001, Galileo had repurchased approximately $71 million in shares of its common stock under the stock repurchase program, which was authorized by the Board of Directors in April 2000.

JPMorgan acted as the exclusive financial advisor to the Board of Directors of Galileo. Salomon Smith Barney acted as a financial advisor to Cendant.

Cendant will host a conference call to discuss its acquisition of Galileo on Monday, June 18, 2001 at 10:30 a.m. (EDT). Individuals dialing into the conference call at (913) 981-4911 are encouraged to do so beginning at 10:15 a.m. as the call will begin promptly at 10:30 a.m. The conference call will also be available through a live Webcast at www.cendant.com. To access the call online, go to the Investor Center portion of www.cendant.com prior to the call to install the necessary audio software. A replay of the call will be available from June 18, 2001 at 1:00 p.m.
(EDT) until June 20, 2001 at 6:00 p.m. (EDT). The replay phone number and access code are (719) 457-0820 and 716332, respectively.

Galileo will host a conference call to discuss its acquisition by Cendant on Monday, June 18, 2001 at 12 noon (EDT). To access the call, investors should dial (703) 871-3086. The conference call will also be available through a live Webcast at www.Galileo.com/investor/webcast. To access the Webcast, your computer must have RealPlayer software installed. A replay of the call will be available from June 18, 2001 at 3:00 p.m. (EDT) until June 22, 2001 at 11:59 a.m. (EDT). The replay phone number and access code are
(703) 925-2533 and 5326412, respectively. The Webcast will be archived for those who would like to listen at a later time.

About Galileo
Galileo is a leading provider of electronic global distribution services
(GDS) for the travel industry through its computerized reservation systems and its Internet-based solutions, including its online travel service TRIP.com. The company's systems connect more than 43,000 travel agency locations, which serve the needs of millions of corporate and individual travelers, to approximately 500 airlines, 40 car rental companies, 45,000 hotel properties, 360 tour operators and all major cruise lines throughout the world.


About Cendant
Cendant is a diversified global provider of business and consumer services primarily within the real estate and travel sectors. The Company's fee-for-service businesses include hotel, real estate and tax preparation franchising; rental cars, fleet leasing and fuel cards; mortgage origination and employee relocation; customer loyalty programs; vacation exchange and rental services and vacation interval sales. Other business units include the UK's largest private car park operator and electronic reservations processing for the travel industry. With headquarters in New York City, the Company has approximately 60,000 employees and operates in over 100 countries.

Statements about future results made in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. Each of Cendant and Galileo cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Cendant's Form 10-Q for the quarter ended March 31, 2001 and Galileo's Form 10-K for its year ended December 31, 2000. References to accretion concerning Cendant in this press release assume that the Financial Accounting Standards Board's
(FASB) proposed changes in GAAP for goodwill amortization become effective. In addition, such forward looking statements are based upon many estimates and are inherently subject to significant economic and competitive uncertainties and contingencies, including the uncertainty regarding consummating any possible acquisition of Galileo International, Inc., many of which are beyond the control of management of Cendant, Galileo and their affiliates. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such statements herein should not be regarded as a representation by Cendant, Galileo or their affiliates that the statements will prove to be correct.

This press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Cendant and Galileo will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain the documents filed with the SEC free of charge at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Galileo free of charge by requesting them in writing from Galileo, 9700 West Higgins Road, Suite 400, Rosemont, Ill, 60018 Attention: Investor Relations, or by telephone at (847) 518-4000.

Galileo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Galileo's stockholders. A list of the names of those directors and executive officers and descriptions of their interests in Galileo is contained in Galileo's proxy statement dated April 3, 2001, which is filed with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it becomes available.

Cendant Media Contact:     Cendant Investor Contacts:
Elliot Bloom                        Sam Levenson
212-413-1832                        212-413-1834

                                    Denise Gillen
                                    212-413-1833

Galileo Media Contact:     Galileo Investor Contact:
Andrea Steffy                       Tammy Bobbitt
847-518-4973                        847-518-4771

                                    ###